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                           [A+ NETWORK, INC. LOGO]
                                                                    May 22, 1996

To Our Shareholders:

     On behalf of the Board of Directors of A+ Network, Inc. (the "Company"), we are pleased to inform you that on May 16, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Metrocall, Inc. ("Metrocall"). Pursuant to the Merger Agreement, Metrocall has today commenced a cash tender offer (the "Offer") to purchase 2,140,526 Shares of the Common Stock of the Company together with the related share purchase rights (the "Rights" and, together with the shares of Common Stock, the "Shares") at $21.10 per Share in cash. The Offer is not conditioned upon obtaining any arrangements for financing.

     Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") of the Company with and into Metrocall, with Metrocall being the surviving entity. In the Merger, each Share will be converted into the right to receive shares of Metrocall and the same number of Variable Common Rights (the terms of which are discussed in the attached Schedule 14D-9), and cash in lieu of certain fractional share interests.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY (WITH ONE DIRECTOR ABSENT) DETERMINED THAT THE OFFER AND MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, AND HAS ADOPTED THE MERGER AGREEMENT AND APPROVED THE OFFER AND MERGER AND RECOMMENDS ACCEPTANCE OF THE OFFER BY THOSE OF THE COMPANY'S SHAREHOLDERS WHO WISH TO RECEIVE CASH FOR A PORTION OF THEIR SHARES.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the written opinion dated May 15, 1996 of Prudential Securities Incorporated, the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the consideration to be received by holders of Shares pursuant to the Merger Agreement and the transactions contemplated thereby, including the Offering was fair to such holders from a financial point of view. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully in its entirety.

     In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated May 22, 1996, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          /s/ Charles A. Emiling III
                                          -------------------------------------
                                          Charles A. Emling III
                                          President and Chief Executive Officer